August 21, 2013	Yana Guss T +1 617 951 7109 F +1 617 235 7317 yana.guss@ropesgray.com

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Pre-Effective Amendment No. 1 to Registration Statement on Form N-1A for Babson Capital Funds Trust (the “Registrant”), on behalf of Babson Global Floating Rate Fund and Babson Global Credit Income Opportunities Fund File Nos.: 333-188840, 811-22845

Dear Ms. Browning:

This letter provides the Registrant’s response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Pre-Effective Amendment to the Registration Statement (“PEA”), filed with the Commission on July 9, 2013. The Staff’s comments were provided to Yana Guss of Ropes & Gray LLP, counsel to the Registrant, telephonically on July 24, 2013 and on July 31, 2013. Clarifications of certain Staff comments were provided to Yana Guss telephonically on August 12, 2013 and August 14, 2013. The Staff’s comments are summarized below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General

1.	Comment. Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced PEA.

Response. As requested, in connection with the filings of the above-referenced PEA, we acknowledge the following:

(i) the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filings;

(ii) the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

(iii) the Registrant may not assert the comment process with the SEC or its staff in connection with the preliminary filings as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant notes that, as indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

2.	Comment. In certain instances, the Prospectus and Statement of Additional Information (“SAI”) reference legal authority to explain the Funds’ activities without explaining those references. Please revise this disclosure to clarify all legal authority references and explain how the Funds seek to achieve their investment objectives in plain English under Rule 421 of the Securities Act.

Response. The Registrant has clarified references to legal authority. The Registrant notes that although fundamental investment restrictions (4) and (5) retain the phrase “except to the extent permitted under the 1940 Act,” the Registrant has included the following explanatory disclosure immediately following the list of the fundamental restrictions and non-fundamental restrictions of the Funds:

“Notes to Fundamental and Non-Fundamental Investment Restrictions

The following commentary is intended to help investors better understand the meaning of each Fund’s fundamental and non-fundamental policies by briefly describing limitations, if any, imposed by the 1940 Act. References to the 1940 Act below encompass rules, regulations and orders issued by the SEC and, to the extent deemed appropriate by a Fund, interpretations and guidance provided by the SEC staff. These descriptions are intended as brief summaries of such limitations as of the date of this SAI; they are not comprehensive and they are qualified in all cases by reference to the 1940 Act (including any rules, regulations or orders issued by the SEC and any relevant interpretations and guidance provided by the SEC staff). These descriptions are subject to change based on evolving guidance by the appropriate regulatory authority and are not part of a Fund’s fundamental and non-fundamental policies.

For purposes of fundamental investment restriction (1), Babson Capital Management determines industry categories and assigns issuers to them based on a variety of considerations, including relevant third-party categorization systems. Industry categories and issuer assignments may change over time as industry sectors and issuers evolve. Portfolio allocations shown in shareholder reports and other communications may use broader investment sectors or narrower sub-industry categories.

For purposes of fundamental investment restriction (4) and non-fundamental investment restriction (2), the 1940 Act currently permits an open-end investment company to borrow money from a bank so long as immediately after any such borrowing the ratio that the value of the total assets of the investment company (including the amount of such borrowing), less the amount of all liabilities and indebtedness (other than any borrowings) of the investment company, bears to the amount of all borrowings is at least 300%.

Under the 1940 Act, a Fund may not issue senior securities or borrow in excess of 33 1/3% of the Fund’s total assets (including the proceeds of any such borrowing). Under the 1940 Act, a “senior security” does not include any loan made for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.

To the extent a Fund segregates against its commitment under a reverse repurchase agreement or derivative instrument liquid assets equal in value to the amount of the Fund’s commitment, such instrument will not be considered a “senior security” for purposes of the asset coverage requirements otherwise applicable to borrowings by the Fund.

For purposes of fundamental investment restriction (5), the 1940 Act currently prohibits a Fund from lending money or property to any person, directly or indirectly, if such person controls or is under common control with the Fund, except for a loan from the Fund to a company that owns all of the outstanding securities of the Fund, except directors’ qualifying shares.

3.	Comment. The Prospectus and SAI use open-ended phrases when describing certain types of securities in which the Funds invest or will invest principally. For example, the “Principal Investment Strategies” section of the Global Floating Rate Fund Prospectus indicates that “[u]nder normal market conditions, the Fund will invest at least 80% of its net assets in income-producing floating rate debt instruments, including floating rate loans, issued primarily by North American and Western European countries.” (Emphasis added). The use of phrases such as “including” implies that the list of securities that follows is incomplete. Pursuant to Item 4 of Form N-1A, please revise the disclosure in Item 4 and Item 9 to describe all of the Funds’ principal investments and all attendant risks by using comprehensive or exhaustive terms. In this regard, we would not object to changing the term “including” to the phrase “consisting of.”

Response. The Registrant confirms that the “Principal Investment Strategies” and “Principal Risks” disclosure for Babson Global Floating Rate Fund and Babson Global Credit Income Opportunities Fund (each a “Fund” and together, the “Funds”) identifies all of each Fund’s principal investment strategies and summarizes all of each Fund’s principal risks. In response to your comment, the Registrant has, wherever possible, provided additional information regarding the types of investments in which the Funds will invest principally. The use of phrases such as “including” in describing the types of investments made by the Funds was intended to make it clear to investors that the Funds may invest in other types of securities as part of the Funds’ principal investment strategies, even though such securities are not individually securities in which the Fund will invest principally. However, in response to your comment, the Registrant has revised each Fund’s disclosure where such phrasing was used. Please see below two examples of such revisions:

“Under normal market conditions, the Fund will invest at least 80% of its net assets in income-producing floating rate debt securities, ~~including~~ consisting of floating rate loans, bonds and notes, issued primarily by North American and Western European companies.”

“The Fund expects to invest primarily in high yield debt instruments (~~including~~ consisting of bonds, loans and notes ~~other income producing securities~~)…”

Prospectus

Fees and Expenses

Shareholder Fees — (All Share Classes)

4.	Comment. Please confirm whether the Funds will engage in leverage, including in a de minimis amount. If the Funds will engage in leverage, please confirm that these expenses are reflected in fee table or revise the disclosure to state that the Fund will not leverage during the next 12 months.

Response. The Registrant confirms that neither Fund’s use of leverage is expected to result in material expenses to the Funds during their first fiscal year. Although the expenses associated with the Funds’ use of leverage are expected to be de minimis, the “Other Expenses” shown in each Fund’s fee table include such expenses. Should a Fund, as a result of changes in market conditions, anticipate that expenses from its use of leverage would cause its expense ratio to materially exceed that shown in its fee table, the Fund will file a supplement to the Prospectus.

5.	Comment. Please confirm that the expenses associated with expected short sales are reflected in the fee table to the extent the Funds engage in short sales, even if the amount of investment is expected to be de minimis.

Response. The Registrant confirms that neither Fund expects to use short sales as a principal investment strategy, and that neither Fund’s use of short sales is expected to result in material expenses to the Funds during their first fiscal year. Although the expenses associated with the Funds’ use of short sales are expected to be de minimis, the “Other Expenses” shown in each Fund’s fee table include such expenses. Should a Fund, as a result of changes in market conditions, anticipate that its use of short sales would become a principal investment strategy, or that expenses from its use of short sales would cause its expense ratio to materially exceed that shown in its fee table, the Fund will file a supplement to the Prospectus.

Annual Fund Operating Expenses — (All Share Classes)

6.	Comment. The fourth footnote to the fee table indicates that the Manager has contractually agreed to waive and/or reimburse fees and/or expenses, excluding, in part, “such other expenses…the Fund’s Board of Trustees may specifically approve…” Please revise the disclosure to identify all expenses that are included in the waiver.

Response. The requested change has been made. The Registrant has added the following underlined text to the existing disclosure in Footnote 4 to the fee table in the Class A and C Prospectus as follows:

“The Manager has contractually agreed to waive and/or reimburse fees and/or expenses (excluding distribution and service (12b-1) fees, interest expenses, taxes, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses ~~and such other expenses incurred in connection with the Fund’s investment activity as the Fund’s Board of Trustees may specifically approve~~) so that, on an annualized basis, such expenses incurred by each class of shares of the Fund will not exceed 0.95% as a percentage of average daily net assets allocated to each such class. If the Fund incurs fees and/or expenses excluded from waiver and/or reimbursement, or if the Fund’s Board of Trustees specifically approves the exclusion of another expense from the fee reimbursement agreement, the Fund’s expenses may be higher than the fees and/or expenses shown in the table (which reflect the waiver and/or reimbursement). This contractual agreement may not be modified or terminated before the one-year anniversary of the date of effectiveness of this Registration Statement except by the Fund’s Board of Trustees. If, within three years following a waiver or reimbursement, the operating expenses of a share class of the Fund that previously received a waiver or reimbursement from the Manager are less than the expense limit for such share class, the share class is required to repay the Manager up to the amount of fees waived or expenses reimbursed for that share class under the agreement.”

The Registrant represents that, should the Fund’s Board of Trustees specifically approve the exclusion of another expense from the fee reimbursement agreement that would cause the Fund’s expense ratio to materially exceed that shown in its fee table, the Fund will file a supplement to the Prospectus.

The Registrant has made corresponding revisions to Footnote 3 of the fees and expenses table of the Class Y and I Prospectus.

Principal Investment Strategies — Babson Global Floating Rate Fund

7.	Comment. The first paragraph of the “Principal Investment Strategies” section of the Prospectus indicates that “[t]he Fund’s investments may include investments in the lowest rating category of the applicable rating agency.” Please explain in plain English what is meant by “the lowest rating category of the applicable rating agency.” In this regard, please disclose whether the Funds will invest in bonds that are in default at the time of purchase, and, if so, how investing in defaulted securities would comport with the Funds’ investment objectives.

Response. The requested change has been made. The Global Floating Rate Fund’s investments in defaulted securities will be intended to further its secondary goal of preservation of capital because the Fund will invest in defaulted securities only when the

Fund believes such investment may protect its existing investment in securities of the same issuers. Accordingly, the Registrant has revised the disclosure in the fourth paragraph of the “Principal Investment Strategies” section as follows:

“The instruments in which the Fund will invest will primarily be of below investment grade quality, and may include investments in the lowest rating category of the applicable rating agency. The Fund may invest in distressed loans and bonds that are in default at the time of purchase in an effort to protect the Fund’s existing investment in securities of the same issuers.”

The Registrant confirms that the disclosure in the “Principal Investment Strategies” section of the Prospectus identifies the distressed loans and bonds which may be in default at the time of purchase in which the Fund may principally invest and that the disclosure in the “Principal Risks” section discloses the Fund’s principal risks attendant to such investments.

8.	Comment. Please clarify whether the securities discussed in the second paragraph beginning “[t]he Fund may invest in a wide range of income-producing floating rate loans . . .” count towards the Fund’s compliance with its 80% test.

Response. In response to your comment, the Registrant has revised the first two paragraphs of the “Principal Investment Strategies” section as follows to clarify the application of the Fund’s 80% test:

“Under normal market conditions, the Fund will invest at least 80% of its net assets in income-producing floating rate debt securities, ~~including~~ consisting of floating rate loans, bonds and notes, issued primarily by North American and Western European companies. For this purpose, debt instruments issued by issuers based in the Channel Islands, Cayman Islands and Bermuda will be considered North American and Western European companies. (This policy is non-fundamental and may be changed by the Trustees upon at least 60 days’ prior written notice to shareholders.) The Manager expects that such instruments will primarily, at the time of purchase, be rated below investment grade (commonly referred to as “junk bonds”) by at least one credit rating agency (below Baa3 by Moody’s Investors Services, Inc. (“Moody’s”) or below BBB- by either Standard & Poor’s Rating Services, a division of the McGraw-Hill Company, Inc. (“S&P”), or Fitch, Inc. (“Fitch”)) or unrated but judged by the Manager or Babson Capital Global Advisors Limited (the “Sub- Adviser” and together with the Manager, “Babson Capital”), to be of comparable quality.

The Fund may invest in a wide range of income-producing floating rate loans, bonds and notes ~~and other floating rate debt securities~~ of issuers based in U.S. and non-U.S. markets, but expects to invest primarily in senior secured loans of North American and Western European corporate issuers that are of below investment grade quality. The Fund will allocate its assets among various regions and countries (but in no less than three different countries) and expects to invest at least 40% of its net assets in securities of foreign companies (or, if less, at least the percentage of net assets that is 10 percentage points less than the percentage of the Fund’s benchmark, which is the market weighted average of the Credit Suisse Leveraged Loan Index and the Credit Suisse Western European Leveraged Loan Index (collectively, the “Benchmark”), represented by foreign companies, as determined by the provider of the Benchmark). A significant portion of the Fund’s investments ~~will be in non-U.S. dollar denominated securities of issuers located in developed as emerging markets~~ in floating rate debt securities will be denominated in a currency other than the U.S. dollar. Although the Fund’s investments in non-U.S. dollar denominated assets may be on a currency hedged or unhedged basis, the Fund expects that, under current market conditions, it will seek to hedge substantially all of its exposure to foreign currencies.”

The Registrant confirms that the disclosure in the “Principal Investment Strategies” section of the Prospectus identifies the floating rate loans, bonds and notes in which the Fund may principally invest and that the disclosure in the “Principal Risks” section discloses the Fund’s principal risks attendant to such investments.

9.	Comment. The “Principal Investment Strategies” section states that “[a] significant portion of the Fund’s investments will be in non-U.S. dollar denominated securities.” Please revise the disclosure to indicate in plain English what is meant by “non-U.S. dollar denominated securities of developed and non-emerging market issuers.”

Response. The requested changed has been made. Please see the response to Comment 8 above.

10.	Comment. The “Principal Investment Strategies” section states that “[t]he Fund may also invest in equity securities (such as common stocks, warrants and rights)…” Please revise the disclosure to replace “such as” with a conclusive term, such as “consisting of.” In addition, please revise the final sentence of this section (“The Fund also may invest in equity securities (such as common stocks, warrants and rights) …“) in plain English to clarify how Global Floating Rate Fund’s investments in equities comport with its investment objectives of current income and, secondarily, capital preservation.

Response. The requested changes have been made. The Global Floating Rate Fund’s investments in equity securities would be intended to further its secondary goal of preservation of capital because the Fund will invest in equity securities only where the Fund believes such investment may protect its existing investment in debt securities. Accordingly, the Registrant has revised the disclosure for the “Principal Investment Strategies” of Global Floating Rate Fund as follows:

“The Fund also may invest in equity securities (~~including~~ consisting of common and preferred stocks, warrants and rights, and limited partnership interests), but will invest in such equity investments only for the preservation of capital ~~when the Fund holds debt securities of the issuer of such equity securities or when the equity securities are received by the Fund in connection with a restructuring of the issuer~~.”

11.	Comment. The “Principal Investment Strategies” section of the Global Floating Rate Fund Prospectus states that the “Fund may also use over-the-counter and exchange-traded derivatives for hedging or investment purposes…” If the Funds will invest in derivatives for speculative purposes, please disclose these purposes in plain English.

Response. The Registrant has added the following underlined disclosure to the “Principal Investment Strategies” section:

“The Fund may also use over-the-counter and exchange-traded derivatives for hedging ~~or investment~~ purposes or speculative purposes—as substitutes for investments in securities in which the Fund can invest—provided that, at the time the Fund enters into a derivative transaction, the Fund segregates assets determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the Board, in an amount at least equal to any payment or delivery obligation of the Fund in connection with such derivative transaction.”

12.	Comment. The disclosure in the “Principal Investment Strategies” section and “Additional Information Regarding Investment” sections indicates that the Funds will invest in over-the-counter derivatives. Please confirm that all attendant risks of investments in over-the-counter derivatives are summarized in the Prospectus.

Response. In response to your comment, the Registrant has revised the “Derivatives Risk” disclosure in the “Description of Principal Risks” section as follows:

“Global Floating Rate Fund may, and Global Credit Income Opportunities Fund may to a significant extent, use a variety of over-the-counter and exchange-traded derivative instruments for hedging or risk management purposes, or for speculative purposes—as substitutes for investments in securities in which a Fund can invest—as part of its investment strategies to increase the return of a Fund. Such derivatives may ~~such as~~ consist of options ~~contracts (including consisting of options~~ on futures contracts~~)~~, indexes or components of an index, interest rate or other futures contracts and swap agreements (~~including~~ consisting of total return swaps, credit default swaps, ~~and~~ index swaps or swaps on components of an index and foreign currency forward contracts and futures), as well as through investments in structured products or credit-linked notes ~~and other securities issued by special purpose or structured vehicles~~. Derivatives are subject to a number of risks described elsewhere in this Prospectus, such as liquidity risk, interest rate risk, credit risk, management risk, and volatility risk. Over-the-counter derivatives are highly susceptible to liquidity risk and counterparty risk. ~~They~~ Derivatives, in particular over-the-counter derivatives, also involve the risk of mispricing or improper valuation and the risk that changes in the value of a derivative may not correlate perfectly with an underlying asset, interest rate or index. Suitable derivative transactions may not be available in all circumstances, and there can be no assurance that a Fund will engage in these transactions to reduce exposure to other risks when that would be beneficial.

13.	Comment. The “Principal Investment Strategies” section of the Global Floating Rate Fund Prospectus states that “[a]lthough the Fund is not limited in the types of derivatives it can use, the Fund currently expects that its derivatives use will consist primarily of total return swaps, index and interest rate swaps, credit default swaps and foreign currency forward contracts and futures.” (Emphasis added). Please replace “currently expects” with “may” or “will.”

Response. The requested change has been made. The Registrant has revised the highlighted disclosure as follows:

The Fund’s use of derivatives ~~currently expects that its derivatives use will~~ may consist primarily of total return swaps, options, index swaps or swaps on components of an index, ~~and~~ interest rate swaps, credit default swaps and foreign currency forward contracts and futures.”

14.	Comment. The Prospectus indicates that the Funds may invest in investments of any duration or maturity. Please confirm that the Prospectus provides an example of what is meant by “duration.”

Response. In response to your comment, the Registrant has added the following underlined disclosure to the “Duration Risk” paragraph of the “Description of Principal Risks” section as follows:

“The Fund may invest in investments of any duration or maturity. Although stated in years, duration is not simply a measure of time. Duration measures the time-weighted expected cash flows of a security, which can determine the security’s sensitivity to changes in the general level of interest rates (or yields). By way of example, a fund with a duration of 5 would be expected to experience a 5% decline in value if interest rates were to rise one percentage point. Securities with longer durations tend to be more sensitive to interest rate (or yield) changes than securities with shorter durations. Duration differs from maturity in that it considers potential changes to interest rates, and a security’s coupon payments, yield, price and par value and call features, in addition to the amount of time until the security matures. Various techniques may be used to shorten or lengthen the Fund’s duration. The duration of a security will be expected to change over time with changes in market factors and time to maturity.”

15.	Comment. Please clarify the disclosure with respect to the Funds’ ability to borrow directly. If the Funds will not engage in direct leverage, please revise the disclosure to include a limitation on the Funds’ ability to borrow directly. In this regard, we would not object to disclosing a non-fundamental policy to limit direct borrowings as a percentage of total assets.

Response. The Registrant has, in response to your comment, added disclosure in the “Principal Investment Strategies” and “Principal Risks” sections of the Prospectus to disclose the limited purposes in which the Funds will use leverage. The Registrant has also made corresponding changes to the existing disclosure in the “Description of Principal Investments” section of the Prospectus.

In the “Principal Investment Strategies” section, the Registrant has added the following sentence:

“The Fund may borrow up to one-third of its assets (including the amount borrowed) to fund redemptions, post collateral for hedges or to purchase loans, bonds and structured products prior to settlement of pending sale transactions.”

In the “Principal Risks” section, the Registrant has added the following disclosure:

“Borrowing and Leverage

Each Fund may borrow up to one-third of its assets (including the amount borrowed) to fund redemptions, post collateral for hedges or to purchase loans, bonds and structured products prior to settlement of pending sale transactions. Any such borrowings, as well as transactions such as when-issued, delayed-delivery, forward commitment purchases and loans of portfolio securities, can result in leverage. The Funds’ investments in derivatives may also involve leverage. The use of leverage involves special risks, and makes the net asset value of the Funds and the yield to shareholders more volatile.”

As noted above, the Registrant has revised the disclosure in the “Description of Principal Investments” section of the Prospectus to match the disclosure which appears in the “Principal Risks” section of the Prospectus. The Registrant also represents that it has further disclosed the principal risks of the Funds attendant to use of leverage in the “Description of Principal Risks” section.

16.	Comment. In the “Principal Investment Strategies” section, please briefly address how the Funds’ adviser decides which securities to sell.

Response. The requested change has been made. The Registrant has added disclosure to the “Principal Investment Strategies” section as follows:

“Securities may be sold when Babson Capital believes they no longer represent relatively attractive investment opportunities.”

17.	Comment. Please confirm that the Funds will not invest in cash and cash equivalents as a principal investment strategy. If such investments are a principal investment strategy for the Funds, please disclose this strategy in the “Principal Investment Strategies” section.

Response. The Registrant confirms that the Funds will not invest in cash and cash equivalents as a principal investment strategy.

Principal Risks

18.	Comment. Please confirm that the “Equities Securities Risk” described in the Prospectus identifies the risks of the specific equities in which the Funds will invest. For example, please clarify that holders of common shares of an issuer are subordinate to holders of the issuer’s preferred shares. The Staff would not object to the disclosure of this information in Item 9.

Response. The requested change has been made. The Registrant has added the following underlined disclosure to the “Description of Principal Risks” section as follows:

“The prices of equity securities rise and fall frequently. These price movements may result from factors affecting individual companies, industries or the securities market as a whole. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments. The prices of securities issued by such companies may suffer a decline in response. In addition, the equity market tends to move in cycles which may cause stock prices to fall over short or extended periods of time. Common stock is subordinate to any preferred stock and debt securities of the same issuer with respect to the payment of dividends and in liquidation or bankruptcy. The market prices of warrants and rights to purchase common stock are usually significantly less than the price of the underlying stock. As a result, the prices of warrants and rights are often more volatile than the price of the underlying stock. Limited partnership interests involve risks that differ from an investment in common stock. Holders of limited partnership interests have more limited control and limited rights to vote on matters affecting the partnership.

Babson Global Floating Rate Fund

19.	Comment. Please revise the disclosure in the “Principal Investment Strategies” section of the Global Floating Rate Fund Prospectus to clarify in plain English what is meant by “fixed rate instruments.”

Response. The requested change has been made. The Registrant has revised the highlighted disclosure to read as follows:

“debt instruments that pay a fixed rate of interest”

Additional Information Regarding Investments

20.	Comment. Please revise the disclosure in the “Additional Information Regarding Investments” section to distinguish the Funds’ principal and non-principal investment strategies and risks (e.g., adding distinguishing headings or subheadings). See Item 9(b).

Response. The requested change has been made. The Registrant has revised the headings in Item 9 to read as follows: “Description of Principal Investments,” “Description of Principal Risks,” and “Non-Principal Investment Strategies and Risks.” Accordingly, each Fund’s principal investment practices and risks are disclosed under the headings “Description of Principal Investments” and “Description of Principal Risks,” respectively. Certain non-principal investments and risks appear under the heading “Non-Principal Investment Strategies and Risks.”

21.	Comment. The “Additional Information Regarding Investments” section indicates that the Funds will invest in “structured products.” Please indicate in the “Principal Investment Strategies” section that the Funds will invest in “structured products.” In the “Additional Information Regarding Investments” section, please confirm that the disclosure states the applicable credit quality ratings information for these investments.

Response. The requested change has been made. The Registrant has added the following underlined disclosure to the “Principal Investment Strategies” section:

“The Fund may invest in…structured products (consisting of collateralized bond and loan obligations…”

Additionally, the Registrant has added the following underlined disclosure to the “Additional Information Regarding Principal Investments” section to clarify the credit quality ratings information for structured products:

“The Fund may invest in structured products of any credit quality, including those rated investment grade and below investment grade or considered to be of comparable quality.”

22.	Comment. The “Structured Products” paragraph of the “Additional Information Regarding Investments” section states that “a structured instrument may provide that the principal and/or interest payments may be adjusted below zero.” Please explain whether the Funds would incur losses if they were to invest in structured products whose principal or interest payments were adjusted below zero, and if so, how this comports with the Funds’ investment objectives.

Response. The Registrant has, upon further consideration, removed the highlighted disclosure from the Prospectus, as the Funds do not intend to invest in structured instruments with respect to which principal and/or interest payments may be adjusted below zero.

23.	Comment. Please restate the Fund’s full test for determining whether securities held by the Fund are securities of a foreign company.

Response. The requested change has been made. The “Description of Principal Investments” section states the following, in full:

“For purposes of determining whether securities held by the Fund are securities of a foreign company, a company is considered to be a foreign company if the Manager or Sub-Adviser determines that the company’s securities trade on a market outside of the United States, the company is headquartered and organized outside of the United States, or the company derives a majority of its revenues or profits outside of the United States.”

Prior Performance for Similar Account

24.	Comment. Please revise the presentation in the “Prior Performance for Similar Account” table so that the “net” performance figures are presented before the gross performance figures.

Response. The requested change has been made.

25.	Comment. The Staff notes that the prior performance has been adjusted to reflect the deduction of the Fund’s fee and expenses. Please confirm to the Staff that these fees and expenses of the Fund are not lower than the actual fees and expenses of the Global Loan Fund.

Response. The Registrant confirms that the prior performance has been adjusted to reflect the deduction of the anticipated operating expenses and the maximum sales charge (load) imposed on purchases of Class A and Class C shares of Global Floating Rate Fund and that these fees and expenses are not lower than the actual fees and expenses of the Global Loan Fund.

How to Buy Shares … Redemption of Shares

26.	Comment. The disclosure indicates that “[n]either Fund may reject or cancel purchase orders more than five business days following receipt by the Fund of such purchase orders.” Please explain the authority of the Funds to reject or cancel purchase orders more than two business days after receipt of purchase orders. See Section 22(e) of the 1940 Act. We would not object to a one or two day waiting period.

Response. In response to the Staff’s comment, the Registrant has revised the disclosure as follows:

“Neither Fund may reject or cancel purchase orders more than ~~five~~ two business days after receipt of purchase orders. “

The Registrant represents that it will notify shareholders of such a decision to reject or cancel a purchase order within such two day period.

SAI

27.	Comment. Please revise the disclosure in the SAI so that the non-principal investment strategies and risks of the Funds are distinguished from the principal investment strategies and risks.

Response. The requested change has been made. The Registrant has revised the headings in the SAI to read as follows: “Description of Principal Investment Strategies and Risks” and “Description of Non-Principal Investment Strategies and Risks.” Accordingly, each Fund’s principal investment practices and risks are disclosed under the headings “Description of Principal Investment Strategies and Risks” and certain secondary investment practices and risks appear under the heading “Description of Non-Principal Investment Strategies and Risks.”

28.	Comment. The disclosure states that “[i]f the fair value of the Fund’s holdings of illiquid securities at any time exceeds 15% of its net assets, the Board of Trustees will consider what actions, if any, are appropriate to maintain adequate liquidity.” Please clarify the disclosure to indicate the actions the Board of Trustees will consider to maintain liquidity (e.g., “orderly disposition”). See Investment Company Act Release No. 18612 (March 20, 1992).

Response. The requested change has been made. The Registrant has added the following underlined disclosure in the “Investment Restrictions” section of the SAI:

“The Funds will continuously monitor their borrowings and illiquid securities holdings. Except for the limitation on investment in illiquid securities and borrowings, the percentage limitations contained in the policies below or elsewhere in the Funds’ Prospectuses or this SAI apply at the time of purchase of the securities, and will not be considered violated unless an excess or deficiency, as applicable, exists immediately after and as a result of, a purchase of securities. If the value of the Fund’s holdings of illiquid securities at any time exceeds 15% of its net assets, the Board of Trustees will consider what actions, if any, are appropriate to maintain adequate liquidity, including the orderly sale of illiquid securities.”

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Yana Guss

Yana Guss

cc:	Janice M. Bishop

Brian D. McCabe